

KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

RECEIVED

2006 MAY -2 A 10:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE



06012964

27 April 2006

SUPPL

Securities and Exchange Commissior
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
3 April 2006	Kuala Lumpur Kepong Berhad Kuala Lumpur High Court Suit D4-22-1805-2004 between Glamour Green Sdn Bhd and 1. Ambank Berhad 2. Kuala Lumpur Kepong Berhad 3. Ablington Holdings Sdn Bhd
12 April 2006	Listed Companies' Crop – March 2006
14 April 2006	Kuala Lumpur Kepong Berhad Kuala Lumpur High Court Suit D4-22-1805-2004 between Glamour Green Sdn Bhd and 1. Ambank Berhad 2. Kuala Lumpur Kepong Berhad 3. Ablington Holdings Sdn Bhd
17 April 2006	Kuala Lumpur Kepong Berhad Kuala Lumpur High Court Suit D4-22-1805-2004 between Glamour Green Sdn Bhd and 1. Ambank Berhad 2. Kuala Lumpur Kepong Berhad 3. Ablington Holdings Sdn Bhd
17 April 2006	Kuala Lumpur Kepong Berhad Kuala Lumpur High Court Suit D4-22-1805-2004 between

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.

Glamour Green Sdn Bhd
and

1. Ambank Berhad
2. Kuala Lumpur Kepong Berhad
3. Ablington Holdings Sdn Bhd

20 April 2006 Kuala Lumpur Kepong Berhad
Kuala Lumpur High Court Suit D4-22-1805-2004
between
Glamour Green Sdn Bhd
and

1. Ambank Berhad
2. Kuala Lumpur Kepong Berhad
3. Ablington Holdings Sdn Bhd

CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965

6 April 2006	Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera
24 April 2006	Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera
26 April 2006	Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD



[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

/lsl



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/04/2006 02:31:49 PM**
Reference No **KL-060426-39769**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **19/04/2006**	* **297,100**	

* Circumstances by reason of which change has occurred : **Sales of shares**
* Nature of interest : **Direct**
Direct (units) : **38,522,750**
Direct (%) : **5.43**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **38,522,750**

* Date of notice : **19/04/2006**



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **24/04/2006 11:59:17 AM**
Reference No **KL-060424-5AAD7**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **17/04/2006**	* **179,500**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **38,819,850**
	Direct (%)	: **5.47**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **38,819,850**
*	Date of notice	: **17/04/2006**

SEC, US

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/04/2006 03:46:37 PM**
Reference No **KL-060406-A76A7**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **31/03/2006**	* **150,000**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **38,999,350**
	Direct (%)	: **5.49**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **38,999,350**
*	Date of notice	: **31/03/2006**



Form Version 2.0

General Announcement

Initiated by **MB_CIMB** on **20-04-2006 05:14:21 PM**
Submitted by **MB_CIMB** on **20-04-2006 05:17:49 PM**
Reference No **MM-060420-62061**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Non-Mesdaq Market Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**KUALA LUMPUR KEPONG BERHAD**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**LENA BAN**
*	Designation	:	**ASSISTANT MANAGER**
*	Contact number	:	**03-2084 8895**
	E-mail address	:	**lenaban@cimb.com.my**

* Type : **Announcement**

* Subject :

KUALA LUMPUR HIGH COURT SUIT D4-22-1805-2004

BETWEEN

GLAMOUR GREEN SDN BHD ("PLAINTIFF")

AND

1. AMBANK BERHAD
2. KLK
3. ABLINGTON HOLDINGS SDN BHD

* **Contents :-**

We refer to the announcement made on 17 April 2006.

On behalf of KLK, we wish to announce that the hearing for the Plaintiff's application for injunction pending appeal has been adjourned to 26 April 2006. Further announcements in relation to this application will only be made when there is a material development.

(This announcement is dated 20 April 2006)

U:\CF-LEK\KLK\LPF\Announcement\pr10(judgement3).doc

sec, 43



Form Version 2.0

General Announcement

Initiated by **MB_CIMB** on **17-04-2006 05:16:54 PM**
Submitted by **MB_CIMB** on **17-04-2006 05:27:20 PM**
Reference No **MM-060417-62214**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

* **Non-Mesdaq Market Company**
* **New Announcement**

	Submitting Merchant Bank (if applicable)	: **COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **KUALA LUMPUR KEPONG BERHAD**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **LENA BAN**
*	Designation	: **ASSISTANT MANAGER**
*	Contact number	: **03-2084 8895**
	E-mail address	: **lenaban@cimb.com.my**

* Type : **Announcement**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

KUALA LUMPUR HIGH COURT SUIT D4-22-1805-2004

BETWEEN

GLAMOUR GREEN SDN BHD

AND

1. **AMBANK BERHAD**
2. **KLK**
3. **ABLINGTON HOLDINGS SDN BHD ("AHSB")**

* **Contents :-**

We refer to the announcement made on 14 April 2006 wherein KLK/AHSB was served with a Notice of Motion by Taipan Heritage Sdn Bhd and 4 others ("Motion"). The Motion was heard in the Court of Appeal today and was dismissed with costs.

(This announcement is dated 17 April 2006)



Form Version 2.0

General Announcement

Initiated by **MB_CIMB** on **17-04-2006 05:19:10 PM**
Submitted by **MB_CIMB** on **17-04-2006 05:27:44 PM**
Reference No **MM-060417-62350**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Non-Mesdaq Market Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**KUALA LUMPUR KEPONG BERHAD**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**LENA BAN**
*	Designation	:	**ASSISTANT MANAGER**
*	Contact number	:	**03-2084 8895**
	E-mail address	:	**lenaban@cimb.com.my**

* Type : **Announcement**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

KUALA LUMPUR HIGH COURT SUIT D4-22-1805-2004

BETWEEN

GLAMOUR GREEN SDN BHD ("PLAINTIFF")

AND

1. **AMBANK BERHAD**
2. **KLK**
3. **ABLINGTON HOLDINGS SDN BHD**

* **Contents :-**

We refer to the announcement made on 3 April 2006.

On behalf of KLK, we wish to announce that the Plaintiff's application for injunction pending appeal was heard by the Kuala Lumpur High Court today. The Plaintiff's application was heard and adjourned for further hearing on 20 April 2006.

(This announcement is dated 17 April 2006)

U:\CF-LEK\KLK\LPF\Announcement\pr9(judgement2).doc



Form Version 2.0
General Announcement

Submitted by MB_CIMB on 14-04-2006 06:05:19 PM
Reference No MM-060414-64092

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	KUALA LUMPUR KEPONG BERHAD
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	LENA BAN
* Designation	:	ASSISTANT MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

KUALA LUMPUR HIGH COURT SUIT D4-22-1805-2004 ("SUIT")

BETWEEN

GLAMOUR GREEN SDN BHD ("PLAINTIFF")

AND

1. **AMBANK BERHAD**
2. **KLK**
3. **ABLINGTON HOLDINGS SDN BHD ("AHSB")**

(COLLECTIVELY, "DEFENDANTS")

* **Contents :-**

We refer to the announcement made on 3 April 2006 wherein the Kuala Lumpur High Court ("High Court") delivered its decision on the Suit and ruled in favour of the Defendants i.e. the Plaintiff's claim was dismissed with costs and KLK/AHSB's counter-claim against Ladang Perbadanan-Fima Berhad ("LPF") was allowed. The Plaintiff subsequently filed a notice of appeal to the Court of Appeal against the High Court's judgement ("GGSB's Appeal").

On 13 April 2006, KLK/AHSB was served with a Notice of Motion by:

(i) Taipan Heritage Sdn Bhd
(ii) Value Heights Sdn Bhd
(iii) Leader Heights Sdn Bhd
(iv) Full Appraisal Sdn Bhd
(v) Yewlit Corporation Sdn Bhd

(collectively, "Intervenors"), to intervene in GGSB's Appeal. This matter is fixed for hearing in the Court of Appeal on 17 April 2006.


18417-M

The Intervenors have claimed that they are shareholders of LPF and have applied to the Court of Appeal to join GGSB as appellants in GGSB's Appeal and for an injunction to restrain, among others:

(a) the Defendants from completing the registration, payment and/or transfer of the 35 million ordinary shares of RM1.00 each in LPF; and

(b) AHSB from proceeding with the mandatory offer to acquire the remaining ordinary shares of RM1.00 each in LPF not already owned by AHSB

pending GGSB's Appeal to the Court of Appeal.

(This announcement is dated 14 April 2006)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:





Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **12/04/2006 11:18:55 AM**
Reference No **KL-060412-1F43D**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
March 2006

* **Contents :-**

We submit below the crop figures for the month of **March 2006** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2005		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	193,430	190,376	179,656
Crude Palm Oil (mt)	40,364	39,637	37,016
Palm Kernel (mt)	9,764	9,397	8,843
Rubber (kg)	2,287,850	1,593,862	2,300,175

	2006								
	Jan	Feb	**Mar**	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	160,163	184,467	**210,128**						
Crude Palm Oil (mt)	32,238	37,201	**43,664**						
Palm Kernel (mt)	7,625	9,135	**10,331**						
Rubber (kg)	2,204,504	2,311,616	**2,141,939**						

/gcs



Form Version 2.0

General Announcement

Initiated by **MB_CIMB** on **03-04-2006 05:37:42 PM**
Submitted by **MB_CIMB** on **03-04-2006 05:49:41 PM**
Reference No **MM-060403-63462**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Non-Mesdaq Market Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**KUALA LUMPUR KEPONG BERHAD**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**LENA BAN**
*	Designation	:	**ASSISTANT MANAGER**
*	Contact number	:	**03-2084 8895**
	E-mail address	:	**lenaban@cimb.com.my**

* Type : **Announcement**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

KUALA LUMPUR HIGH COURT SUIT D4-22-1805-2004 ("SUIT")

BETWEEN

GLAMOUR GREEN SDN BHD ("PLAINTIFF")

AND

1. AMBANK BERHAD
2. KLK
3. ABLINGTON HOLDINGS SDN BHD ("AHSB")

(COLLECTIVELY, "DEFENDANTS")

* **Contents :-**

We refer to the announcement made on 26 January 2005.

On behalf of KLK, we wish to announce that the Kuala Lumpur High Court ("High Court") has delivered its decision on the Suit today and has ruled in favour of the Defendants i.e. the Plaintiff's claim was

dismissed with costs, and KLK/AHSB's counter-claim against Ladang Perbadanan-Fima Berhad ("LPF") was allowed.

The counter-claim was for, amongst others:

(i) a declaration that AHSB, a wholly-owned subsidiary of KLK, is entitled to be registered as a shareholder of the 35 million ordinary shares of RM1.00 each in LPF ("Acquisition Shares");

(ii) a declaration that pending the course of the mandatory offer by AHSB to acquire the remaining ordinary shares of RM1.00 each in LPF not already owned by AHSB ("Offer"), the Board of Directors of LPF is legally obliged to preserve the status quo of LPF by reason of Section 35 of the Malaysian Code on Take-Overs and Mergers 1998 ("Code"); and

(iii) an injunction to enforce the provisions of Section 35 of the Code.

The High Court's ruling dismissing the Plaintiff's claim had, inter alia, lifted the injunction which restrained AHSB from completing the acquisition of the Acquisition Shares and from making the Offer.

However, the Plaintiff has applied for an injunction pending appeal and a hearing in respect of this application has been fixed for 17 April 2006 by the High Court.

(This announcement is dated 3 April 2006)

dir u:\cf-lek\klk\lpf\announcement\pr6(judgement).doc